[redacted]

11020977

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash, D.C.
211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-66535~~ 8-[illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/10**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER: ICM Securities, LLC
~~INFINIUM SECURITIES, LLC~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago, Suite 300N
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Gilmartin **(312) 601-7883**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Jay Dietrich**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Infinium Securities, LLC** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Finanacial Officer
Title

Subscribed and sworn to before me this

25th day of February, 2011

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Infinium Securities, LLC

We have audited the accompanying statement of financial condition of Infinium Securities, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Infinium Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 25, 2011

INFINIUM SECURITIES, LLC

Statement of Financial Condition

December 31, 2010

Assets

Receivable from broker-dealer	$	43,638,250
Securities owned, at fair value		507,862,191
Securities owned, not readily marketable, at fair value		1,828,800
Other asset		10,000
	$	553,339,241

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	526,310,811
Payable to parent		7,327,200
		533,638,011
Member's equity		19,701,230
	$	553,339,241

See accompanying notes.

1. Organization and Business

Infinium Securities, LLC (the "Company"), a Delaware limited liability company, was formed on February 27, 2008 and commenced operations on January 1, 2009. The Company is a wholly-owned subsidiary of Infinium Capital Management, LLC ("Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded commodity and financial futures, equity options and equity securities.

2. Summary of Significant Accounting Policies

Securities Valuation
Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2010, nor material to the results of its operations for the year then ended.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures (see note 6). .

Open trade equity in futures is recorded as a payable from broker-dealers.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of the Parent. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred equity of ABN. The Company's interest in ABN is reflected in other asset in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred interest investment.

5. Credit Concentrations

At December 31, 2010, significant credit concentrations consisted of approximately $25 million, representing the fair value of the Company's trading accounts carried by its clearing brokers, ABN AMRO Clearing Chicago LLC. Management does not consider any credit risk associated with these receivables to be significant.

6. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 3
Assets		
Securities Owned:		
Stocks	$ 321,295,016	$ -
Options	186,567,175	-
Securities owned, not readily marketable	-	1,828,000
	$ 507,862,191	$ 1,828,000
Liabilities		
Securities sold, not yet purchased:		
Stocks	$ 149,416,501	$ -
Options	376,894,310	-
	$ 526,310,811	$ -

At December 31, 2010, the Company held no Level 2 assets.

6. Fair Value Disclosure, continued

At December 31, 2010, securities owned, not readily marketable totaling $1,828,800 consist of restricted corporate equity securities. At December 31, 2010, the Company held no Level 2 investments. The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using Level 3 inputs during the year ended December 31, 2010.

Balance, January 1, 2010	$	-
Securities acquired through demutualization		2,575,000
Net loss on securities		(746,200)
Balance, December 31, 2010	$	1,828,800

7. Related-Party Transactions

During 2010, the Company paid administrative and overhead expenses to Parent in accordance with the expense sharing agreement. At December 31, 2010, a total of $7.3 million is still payable.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At December 31, 2010, the Company had net capital and net capital requirements of $13,929,683 and $250,000, respectively.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2011, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

In February 2011, the Company changed its name to ICM Securities, LLC.

SUPPLEMENTAL SCHEDULES

INFINIUM SECURITIES, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital		
Total members' equity		$ 19,701,230
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealer	$ 100,000	
Securities owned, not readily marketable, at fair value	1,828,800	
Other asset	10,000	
Other deductions and/or charges	187,500	(2,126,300)
Net capital before haircuts on securities positions		17,574,930
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 3,477,280	
Undue concentration	167,967	(3,645,247)
Net capital		$ 13,929,683
Computation of alternate net capital requirement		
Minimum net capital required (greater of $250,000 or 2% of aggregate debit items)		250,000
Net capital in excess of net capital requirement		$ 13,679,683

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2010.

See accompanying notes.

INFINIUM SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

INFINIUM SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Infinium Securities, LLC

In planning and performing our audit of the statement of financial condition of Infinium Securities, LLC (the "Company") as of December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 25, 2011

INFINIUM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2010

<u>AVAILABLE FOR PUBLIC INSPECTION</u>

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examing Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Infinium Securities
600 W. Chicago Ave., Suite 300N
Chicago, IL 60654

Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -

B. Less payment made with SIPC-6 filed (exclude interest) (150)

August 2, 2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ -

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinium Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of February, 20 11.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calulations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.			Amount
2a.	Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 15,123,572
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
	(2) Net loss from principal transactions in securities in trading accounts.		-
	(3) Net loss from principal transactions in commodities trading accounts.		-
	(4) Interest and dividend expense deducted in determining item 2a.		338,319
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
	(6) Expenses other than advertising, printing, registration fees, and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
	(7) Net loss from securities within investment accounts		-
	Total additions		338,319
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-
	(2) Revenues from commodity transactions.		17,713,345
	(3) Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions.		4,329,951
	(4) Reimbursements for postage in connection with proxy solicitation.		-
	(5) Net gain from securities in investment accounts.		-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, banker acceptances or commercial paper that matures in nine months or less from issuance date.		-
	(7) Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
	(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C)		-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line CODE 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
	(ii) 40% of margin interest earned on customer securities accounts.	$ -	
	Enter the greater of line (i) or (ii)		-
	Total deductions		22,043,296
2d.	SIPC Net Operating Revenues		$ (6,581,405)
2e.	General Assessment @ .0025		$ -

(to page 1, line 2.A.)

INFINIUM SECURITIES L.L.C.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(e)(4)

Year Ended December 31, 2010

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of,
Infinium Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Infinium Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2011

Ryan & Juraska

Ryan & Juraska